P.E. 2/11/02

333-11904

02012725

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
FEB 1 2002
1086

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 1, 2002

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

PARTHUS TECHNOLOGIES PLC

32-34 Harcourt Street
Dublin 2, Republic of Ireland
Tel: 011-353-1-402-5700
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

The report on Form 6-K contains the company's earnings release for the quarter and the year ended December 31, 2001.

parthus
POWERING THE MOBILE INTERNET™

PARTHUS TECHNOLOGIES PLC ANNOUNCES RESULTS FOR THE FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2001

Licensing & royalty revenue for the year grew 87% compared with 2000 and positive quarterly trends in licensing growth, improving gross margin and declining pro forma net loss continued despite the worst semiconductor industry downturn on record

Dublin, Ireland – January 30, 2002 – Parthus Technologies plc (LSE: PRH; Nasdaq: PRTH) today announced its financial results for the fourth quarter and for the full year ended December 31, 2001.

Highlights for the fourth quarter ended December 31, 2001 (U.S. GAAP)

- Licensing and royalty revenue grew 70% year-on-year to $8.7 million, up sequentially from $8.2 million
- Total revenue increased year-on-year from $9.3 million to $10.5 million
- Five licensing and royalty agreements were signed with four new customers
- Sharp Microelectronics (MachStream) and Fujitsu (BlueStream) announced as licensees
- NavStream 3000 license signed for planned deployment by a key handset player
- Total gross margin grew a further two basis points sequentially to 75%
- Pro forma* basic and diluted net loss per share amounted to $0.0052 per ordinary share or $0.052 per ADS
- Basic and diluted net loss per share amounted to $0.014 per ordinary share or $0.14 per ADS

Highlights for the full year ended December 31, 2001 (U.S. GAAP)

- Licensing and royalty revenue grew 87% year-on-year to $30.0 million
- Total revenue increased year-on-year from $31.9 million to $40.9 million
- 25 licensing and royalty agreements were signed
- 14 new customers were added – six of the world's top 10 semiconductor companies are now licensees
- Parthus IP is being deployed by licensees in wireless, digital entertainment, automotive and wireline markets
- Total gross margin grew 13 basis points to 71%
- R&D investment increased with two new platforms, three platform upgrades and two acquisitions completed
- Pro forma* basic and diluted net losses per share amounted to $0.021 per ordinary share or $0.215 per ADS
- Basic and diluted net losses per share amounted to $0.062 per ordinary share or $0.62 per ADS

** Pro forma results exclude amortization of goodwill and intangibles, in process R&D charge, a restructuring charge and non-cash stock compensation expense.*

Commenting today, Brian Long, Chief Executive Officer, said:
"I am pleased by Parthus' robust performance in 2001, particularly against the backdrop of the worst semiconductor downturn on record. We successfully grew our key licensing and royalties revenue line by 87% this year and formed engagements with six of the world's top ten semiconductor companies. Unquestionably near term market conditions in the semiconductor industry remain challenging. Notwithstanding, we have a strong sales pipeline illustrating the continued demand for our technology. We look forward to sustaining Parthus' growth and development and returning to profitability in the second half of 2002."

Commenting today, Elaine Coughlan, Chief Financial Officer, said:
"Despite the ongoing difficult operating environment, the positive quarterly trends in growth of licensing revenue, improving gross margins and a declining pro forma net loss per share continued. The flexibility in our business model enabled us to make progress in aligning our cost base with current and forecasted external conditions during the quarter. These measures give us confidence in achieving breakeven and returning to profitability in the second half of 2002."

Financial review for the Fourth Quarter ended December 31, 2001

Income Statement Total revenue for the fourth quarter amounted to $10.5 million, a 13% year-on-year increase, and up by $52,000 on third quarter 2001 revenue. IP licensing and royalty revenue grew to $8.7 million, up 70% from $5.1 million in the fourth quarter of 2000 and up 6% from $8.2 million in the third quarter of 2001. Royalty revenue was $115,000, up 55% year-on-year but down approximately 14% compared with the third quarter. Royalties are paid one quarter in arrears and fourth quarter revenues represent products shipped in the third quarter of 2001. Overall royalty revenue accounts for 1% of total revenue. Higher margin IP licensing and royalty revenue represented 83% of total revenue, up from 55% a year ago and from 79% of total revenue in the third quarter 2001. IP creation revenue amounted to $1.2 million in the fourth quarter, down 55% year-on-year and down 5% from the third quarter 2001. Hard IP revenue volumes declined 40% to $579,000 from $961,000 in the third quarter and down 62% year-on-year. These revenues reflect lower volumes being shipped by the company's customers to end markets.

Gross margins grew to 75%, up 2% over the third quarter and a 13% increase year-on-year. The gross margin improvement reflects the planned shift in the mix of business and the continued growth of IP licensing activity.

Research and development investment was marginally down sequentially from $7.8 million to $7.7 million in the fourth quarter. Sales and marketing expenditure increased by 6% to $2.7 million in the fourth quarter reflecting increased sales activity with a high level of customer meetings deferred from the third quarter. General and administrative costs were flat quarter-on-quarter at $1.7 million. Overall, R&D and SG&A costs increased by $71,000 or less than 1% sequentially, as the full quarterly benefit of cost control measures taken in the fourth quarter has yet to flow through.

In the fourth quarter, amortization of goodwill and intangibles increased to $3.8 million from $3.7 million and non-cash stock compensation expense amounted to $525,000, the same as in the third quarter. In December, the company reduced headcount and the underlying cost base resulting in a restructuring charge of $765,000 in the fourth quarter. The company believes that it has the skills mix and operating cost base to support future growth targets.

Interest and similar income was $1.3 million in the fourth quarter, similar to the third quarter.

The pro forma net loss for the fourth quarter amounted to $3.0 million, representing a loss of $0.0052 per ordinary share or $0.052 per ADS. This compares with a pro forma net loss in the third quarter 2001 of $3.3 million, representing a loss of $0.0056 per ordinary share or $0.056 per ADS. Pro forma results exclude amortization of goodwill and intangibles, In process research and development charge, non-cash stock compensation expense and the restructuring charge. The reported net loss for the fourth quarter was $8.1 million, representing a loss of $0.014 per ordinary share or $0.140 per ADS. This compares with a reported net loss for the third quarter of $18.4 million, or a loss of $0.0318 per ordinary share or $0.318 per ADS.

Operating and financial review for the full year ended December 31, 2001

Executing to strategy, Parthus delivered a robust performance in 2001, particularly against a backdrop of the worst semiconductor downturn on record where industry revenues declined by more than 30% year-on-year.

Licensing Growth. Parthus' strategy is to engage in licensing and royalty agreements with leading semiconductor and electronic product companies that have a track record of successful adoption and deployment of key next generation technologies. In the year, Parthus completed 25 new licensing agreements against a target range of 12 to 20 per year. Licensing revenue grew by 85% year-on-year shifting the total revenue mix towards higher margin licensing revenue which accounted for 72% of total revenue in 2001. In total the company has executed 74 licensing agreements through the year end 2001, 51 with royalty components.

Portfolio agreements form an important part of Parthus' licensing strategy. In 2001, Parthus signed its largest ever contract with STMicroelectronics. This agreement is a multi-year licensing arrangement for Parthus' complete portfolio of mobile Internet technologies and platforms. STMicroelectronics is the one of the world's largest semiconductor companies.

Customer Relationships. The company continued to successfully execute its strategy of engaging with the world's leading semiconductor and electronic products companies. Parthus added 14 new customers in 2001. The customer base is now close to 50 world-wide. In the year, Parthus announced licensing agreements with 3Com, Fujitsu, Hitachi, Motorola, STMicroelectronics and Sharp Microelectronics amongst others. The geographic mix of Parthus' revenues, 47% in the USA, 42% in Europe and 11% in Asia, reflects the global spread of the company's customer base. A key metric for Parthus is repeat business, which grew to 62% in 2001, up from 37% in the previous year.

Product Categories. A core component of Parthus' business model is royalty payments when customers' products ship to market. The period between the initial license agreement and product shipment is typically 18 to 24 months. The company anticipates that the number of customers shipping products based on Parthus IP platforms will grow covering a broad segment market including PDAs, Smartphones, Gaming Consoles, Automotive, Home Entertainment Systems, Cellular Infrastructure, Digital Broadcast Systems, Trucking Fleets, and Wireline Datacoms.

Technology Development. The rapid evolution of the Mobile-Internet market has created significant demand for Silicon Intellectual Property (SIP) providers to reduce complexity, risk and time-to-market of next generation devices and technologies by delivering complete, integrated silicon and software IP solutions. This is an approach pioneered by Parthus and is termed 'platform-level IP'.

Parthus' strategy is to offer a portfolio of platform level-IP spanning wireless communication (Bluetooth, GSM/GPRS), mobile computing (PDA, Smartphone for Microsoft, Symbian and Linux OS) and key application IP (OS support, Java, Multimedia, GPS location, application acceleration). Parthus' platform level-IP approach is fundamental in reducing the time-to-market, complexity, program risk and cost of deploying smart connected mobile Internet devices. Parthus deploys platforms either as stand-alone solutions, or as converged solutions which further enhance the cost, power, and integration benefits of the platform level-IP approach.

In 2001, two new platforms were launched and licensed. The Parthus MobiStream™ platform delivers next-generation performance for GSM/GPRS (2.5G) wireless communications. MobiStream's unique architecture is optimised for ultra-low power consumption, full bandwidth performance GPRS, minimum silicon size and minimum cost. The MachStream™ acceleration platform dramatically improves the performance and power dissipation of key mobile Internet applications, including on-the-fly decompression of wireless multimedia data and applications (e.g. JAR files, ZIP, GIFS, etc.), and complex open software applications such as Java™ for J2ME compliant devices. Through MachStream, an application on a typical PDA or smartphone will run between 10x and 35x faster whilst battery life is extended up to ten-fold.

Three enhanced platforms were also released. NavStream3000™ is the latest and most advanced GPS silicon and software platform from Parthus. The significant breakthrough with Parthus' NavStream 3000 is the rapid ability to determine location in practically any environment. Parthus, in partnership with both cellular handset manufacturers and mobile phone operators, have undertaken extensive tests to obtain position fixes in indoor environments including homes, office and industrial buildings in under 3.5 seconds, exceeding United States FCC e911 requirements for speed and accuracy. BlueStream™ Release 6 is the latest version of Parthus' industry-leading Bluetooth platform offering many key upgrades and enhancements that deliver greater Bluetooth functionality, reduced time-to-certification, and lower cost of deployment. Since year-end the company has announced two enhanced editions of the InfoStream™ mobile computing platform optimized for Microsoft Pocket® PC 2002 and Microsoft® Smartphone mobile technologies as well as an agreement for the development for a Windows CE.Net mobile computing platform.

Partnering. Partnerships remain at the core of Parthus' platform level-IP strategy. During the year Parthus built new strategic partnerships with:

- Microsoft- targeting the InfoStream platform at Microsoft® PocketPC 2002, Smartphone and Win CE.NET smart mobile devices
- Sun Microsystems- for the joint development and deployment of Java™ technologies targeting wireless devices based on the Parthus MachStream platform
- Insignia Solutions- to integrate Parthus' MachStream hardware acceleration platform with Insignia's Jeode™ software based Java virtual machine technologies.
- Symbian – targeting the InfoStream platform at Symbian OS for smartphones.
- Wipro Technologies- for semiconductor and system-level design services around the portfolio of Parthus platforms.

Acquisitions. Parthus completed two acquisitions in 2001. The company acquired the remaining 20% minority interest in Silicon Systems Design Limited (SSD) from STMicroelectronics. SSD was the original Parthus/ST entity that was responsible for IP creation activities. This acquisition has significantly enhanced Parthus' engineering resources and its ability to support higher levels of licensing activity. Parthus also acquired Chicory Systems and launched MachStream, one of the most advanced technologies for accelerating a suite of key mobile Internet applications including a team of 26, including highly-qualified microprocessor architects and algorithm development experts. Both acquisitions are fully integrated at this point.

Organization. Headcount stood at 389 people at the end of 2001 compared with 387 people at the end of 2000, reflecting the difficult semiconductor industry environment in 2001. The total number of engineers at year end was 307 or 79% of the company's total workforce. Sales and marketing personnel and general and administration staff accounted for 40 and 42 of the remaining employees, respectively. During the year, headcount peaked at 429 employees in the second quarter. The reduction in numbers reflects a temporary freeze on recruitment and replacement, except in key designated skills such as software development, and a consolidation of resources within the company following the exceptional 80% growth in headcount in the preceding 18 months. These initiatives form part of an overall cost management plan, initiated in the second half of the year, to ensure that the company's cost base is in line with external industry and macro operating conditions, while maintaining the skills mix and organizational depth required to meet current and forecasted customer and market demand.

Income Statement. Total revenue for the full year ended December 31, 2001 amounted to $40.9 million, up $9 million or 28% from $31.9 million for 2000. IP licensing and royalty revenue grew 87% to $30.0 million, up $13.9 million from $16.1 million for the year ended December 31, 2000. Licensing and royalty revenue accounted for 73% of total revenue, up from 50% in 2000. Royalty revenue amounted to $532,000 compared with $124,000 for 2000. Royalty revenue was first recognized in the third quarter of 2000. IP creation revenue declined to $6.8 million, down from $12.4 million for 2000 in line with the continuing planned shift away from lower-margin contract design work and also poor market conditions. Hard IP revenue amounted to $4.2 million for the year ended December 31, 2001 compared to $3.4 million for the nine months ended 31 December 2000.

Total gross margin increased from 58% for 2000 to 71% for 2001 and reflects the shift in business activity to higher-margin licensing revenue.

Research and development investment grew from $18.2 million in 2000 to $28.6 million in 2001, as Parthus continued its investment, internally and by acquisition, in developing and licensing a strong portfolio of technology platforms. Sales and marketing expenses grew $2.0 million to $10.9 million in 2001, from $8.9 million for the year 2000. General and administrative expenses increased $2.0 million to $7.2 million for 2001, up from $5.2 million for 2000. Operating expenses in 2001 do not reflect the full-annualized impact of cost management measures undertaken in the second half of the year. Amortization of goodwill and intangibles grew to $9.2 million, from $1.1 million in 2000 reflecting the higher level of acquisition activity in 2001. Non-cash stock compensation expense amounted to $1.8 million, a decrease of $3.7 million from $5.5 million for the year 2000. The charge in 2000 relates primarily to the amortization of a non-cash charge resulting from variable stock options that were granted to some of the company's executives. Parthus incurred a once-off non-cash charge of $10.9 million in the third quarter 2001 relating to In process R&D in connection with the acquisition of Chicory Systems. Parthus also incurred a restructuring charge in the fourth quarter of $765,000 as a result of the cost management plan.

Interest and similar income increased $1.1 million, from $5.3 million for the year 2000 to $6.4 million for the year 2001. This reflects the higher cash balances held in 2001, offset by the lower interest rate environment, which impacted overall returns on cash and cash equivalents invested.

The pro forma net loss for the full year ended December 31, 2001 amounted to $12 million, representing a loss of $0.0215 per ordinary share or $0.215 per ADS. This compares with a pro forma net loss for the full year 2000 of $9.4 million, representing a loss of $0.020 per ordinary share or $0.200 per ADS. Pro forma results exclude amortization of goodwill and intangibles, In process R&D charge, restructuring charge and non-cash stock compensation expense. The reported net loss for the full year ended December 31, 2001 was $34.7 million, representing a loss of $0.062 per ordinary share or $0.620 per ADS. This compares with a $16.0 million reported net loss, representing a loss of $0.034 per ordinary share or $0.341 per ADS, for the full year 2000.

Balance sheet and cash flow

At December 31, 2001, total assets amounted to $206.0 million, compared with total assets of $214.0 million at September 30, 2001, and $179.0 million at December 31, 2000. The quarterly change reflects the amortization of intangible assets, quarterly movements in working capital and a decrease in cash on hand. The year-on-year change reflects the impact of acquisitions undertaken during 2001.

Cash and cash equivalents and short term investments amounted to $123.3 million at December 31, 2001 compared with $159.9 million at December 31, 2001. The primary reason for the annual change is the $25.1 million invested in acquisitions undertaken in 2001. Deferred revenue decreased $921,000 to $4.8 million at the year end from $5.7 million for the year-end 2000. The total 2001 cash outflow at the operating level amounted to $7.9 million and is within the expected annual cash flow range for the business. This compares with a cash inflow of $2.9 million for the year 2000. Several factors affected cash flow in the year 2001, particularly in the second half of the year as conditions deteriorated in the operating environment. The timing of signing of licensing agreements shifted in the third and fourth quarter to the latter end of the quarter. Payment terms under license agreements have changed, as customers implement aggressive cash management measures, with a smaller upfront cash component under each contract. These changes have extended the timing of cash receipts.

Goodwill and intangible assets amounted to $67.1 million at December 31, 2001 compared with $71.5 million at September 30, 2001 and $6.2 million at December 31, 2001.

Accounts receivable amounted to $3.5 million at year end compared with $4.5 million at the end of the third quarter and $3.2 million at December 31, 2000. Debtors' days outstanding decreased to 31 days, compared with 33 days at December 31, 2000. This compares with 37 days in the third quarter 2001 and a peak of 49 days in the second quarter 2001.

Outlook

We have commenced 2002 with a strong sales pipeline illustrating continued demand for our technology. We have also seen customers committing to new licenses since the start of the year. Despite this, semiconductor industry visibility remains poor and a sustained pick up in the industry is not forecast by industry analysts until the second half of 2002. However, we believe that for the full year, Parthus has the technology, cost and resource base in place for continued growth, and remains on track to achieve a return to profitability in the second half of 2002.

Forward Looking Statements

This press release may contain "forward looking statements" which are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. Any statements that are not statements of historical fact (including, without limitation, statements to the effect that the company or its management "believes," "expects," "anticipates," "plans" and similar expressions) should be considered forward-looking statements. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include the potential continuation of severe weakness in the semiconductor industry and, in particular, in the wireless communications market; uncertainties relating to the acceptance of semiconductor intellectual property offerings, and quarterly variations in the company's results. These factors and other uncertainties are discussed in our 2000 Annual Report and Form 20-F, which was filed with the U.S. Securities and Exchange Commission on June 26, 2001. Forward-looking statements represent estimates as of today, and should not be relied upon as representing the company's estimates as of any subsequent date. Although the company may elect to update forward-looking statements in the future, the company disclaims any responsibility to do so.

About Parthus Technologies plc

Parthus is a leading provider of complete platform-level intellectual property (IP) solutions targeting the mobile Internet market. Incorporating radio, baseband and software design solutions, Parthus' range of products are used by some of the world's largest semiconductor companies and electronic product manufacturers in MP3, GPS, GPRS, GSM, 3G and Bluetooth applications. Parthus' platforms power a diverse range of mobile Internet devices, such as cellular handsets, Smartphones, automotive applications, personal audio players and PDAs. The company leverages more than eight years of IP development experience to deploy technology that leads the industry in terms of ultra-high processing power uniquely combined with low power consumption. These mobile Internet platforms also deliver significant cost and time-to-market advantages to customers. Parthus is headquartered in Dublin, and employs 389 people at nine development locations and 14 sales offices worldwide. The company's ordinary shares are traded on the London Stock Exchange (LSE: PRH) and its ADS's are listed on Nasdaq. (Nasdaq: PRTH).

For further information contact

Parthus Technologies	**Financial Dynamics**	**Kinman Public Relations**
+353 1 402 5700	+44 20 7831 3113	+353 1 678 8330
Elaine Coughlan Chief Financial Officer	James Melville-Ross	Tim Kinsella
Barry Nolan VP Marketing	Ben Way	

- E N D S -

Parthus Technologies Plc
Pro Forma Consolidated Statements of Operations Excluding Amortisation of Goodwill and Other Intangibles, In Process Research & Development Charge, Stock Compensation Expense & Restructuring charge

	Quarter Ended Dec 31 2001 Unaudited	Quarter Ended Dec 31 2000 Unaudited	Year Ended Dec 31 2001 Unaudited	Year Ended Dec 31 2000 Unaudited	Quarter Ended Sept 30 2001 Unaudited
	US$'000	US$'000	US$'000	US$'000	US$'000
Revenue					
IP licensing and royalties	8,737	5,144	29,998	16,059	8,245
IP creation	1,198	2,652	6,756	12,433	1,256
Hard IP	579	1,536	4,165	3,428	961
Total revenue	10,514	9,332	40,919	31,920	10,462
Cost of revenue					
IP licensing and royalties	1,502	937	5,052	2,960	1,401
IP creation	844	1,814	4,751	8,334	873
Hard IP	315	883	2,261	2,116	523
Total cost of revenue	2,661	3,634	12,064	13,410	2,797
Gross margin	7,853	5,698	28,855	18,510	7,665
Operating expenses					
Research & development	7,665	5,572	28,578	18,167	7,759
Sales & marketing	2,746	2,593	10,857	8,692	2,591
General & administration	1,737	1,696	7,171	5,244	1,727
Total operating expenses	12,148	9,861	46,606	32,303	12,077
Loss from operations	(4,295)	(4,163)	(17,751)	(13,793)	(4,412)
Interest & similar income, net	1,341	2,281	6,394	5,346	1,269
Foreign exchange (losses) / gains	(43)	(24)	(241)	434	(109)
Minority interest	-	(54)	(100)	(204)	-
Loss before income taxes	(2,997)	(1,960)	(11,698)	(8,217)	(3,252)
Provision for income taxes	-	(100)	(300)	(1,205)	-
Net loss	(2,997)	(2,060)	(11,998)	(9,422)	(3,252)
Preference dividends	-	-	-	(15)	-
Net loss attributable to ordinary shareholders	(2,997)	(2,060)	(11,998)	(9,437)	(3,252)
Pro forma net loss per ordinary share (basic and diluted)	($0.005)	($0.004)	($0.021)	($0.020)	($0.006)
Pro forma net loss per ADS (1) (basic and diluted)	($0.052)	($0.039)	($0.215)	($0.200)	($0.056)
Weighted average number of ordinary shares ('000)	579,811	525,494	558,947	471,390	577,963
Weighted average number of ADS's ('000)	57,981	52,549	55,895	47,139	57,796

(1) Each American Depository Share represents ten ordinary shares.

The above pro forma consolidated statements of operations have been adjusted to exclude the following items to reconcile to U.S. GAAP reported net loss:

Reported net loss per U.S. GAAP	(8,097)	(2,878)	(34,659)	(16,043)	(18,383)
Adjustments					
Amortization of goodwill & intangible assets	3,810	366	9,195	1,081	3,711
In process research & development charge	-	-	10,895	-	10,895
Non-cash stock compensation expense	525	452	1,806	5,540	525
Restructuring charge	765	-	765	-	-
Pro-forma net loss	(2,997)	(2,060)	(11,998)	(9,422)	(3,252)

Parthus Technologies Plc
Consolidated Statements of Operations- US GAAP

	Quarter Ended Dec 31 2001 Unaudited	Quarter Ended Dec 31 2000 Unaudited	Year Ended Dec 31 2001 Unaudited	Year Ended Dec 31 2000 Audited	Quarter Ended Sept 30 2001 Unaudited
	US$'000	US$'000	US$'000	US$'000	US$'000
Revenue					
IP licensing and royalties	8,737	5,144	29,998	16,059	8,245
IP creation	1,198	2,652	6,756	12,433	1,256
Hard IP	579	1,536	4,165	3,428	961
Total revenue	10,514	9,332	40,919	31,920	10,462
Cost of revenue					
IP licensing and royalties	1,502	937	5,052	2,960	1,401
IP creation	844	1,814	4,751	8,334	873
Hard IP	315	883	2,261	2,116	523
Total cost of revenue	2,661	3,634	12,064	13,410	2,797
Gross margin	7,853	5,698	28,855	18,510	7,665
Operating expenses					
Research & development	7,665	5,572	28,578	18,167	7,759
Sales & marketing	2,746	2,593	10,857	8,892	2,591
General & administration	1,737	1,696	7,171	5,244	1,727
Amortization of goodwill & intangible assets	3,810	366	9,195	1,081	3,711
In process research & development charge	-	-	10,895	-	10,895
Non-cash stock compensation expense	525	452	1,806	5,540	525
Restructuring charge	765	-	765	-	-
Total operating expenses	17,248	10,679	69,267	38,924	27,208
Loss from operations	(9,395)	(4,981)	(40,412)	(20,414)	(19,543)
Interest & similar income, net	1,341	2,281	6,394	5,346	1,269
Foreign exchange (losses) / gains	(43)	(24)	(241)	434	(109)
Minority interest	-	(54)	(100)	(204)	-
Loss before income taxes	(8,097)	(2,778)	(34,359)	(14,838)	(18,383)
Provision for income taxes	-	(100)	(300)	(1,205)	-
Net loss	(8,097)	(2,878)	(34,659)	(16,043)	(18,383)
Preference dividends	-	-	-	(15)	-
Net loss attributable to ordinary shareholders	(8,097)	(2,878)	(34,659)	(16,058)	(18,383)
Net loss per ordinary share (basic and diluted)	($0.014)	($0.006)	($0.062)	($0.034)	($0.032)
Net loss per ADS (1) (basic and diluted)	($0.140)	($0.055)	($0.620)	($0.341)	($0.318)
Weighted average number of ordinary shares ('000)	579,811	525,494	558,947	471,390	577,963
Weighted average number of ADS's ('000)	57,981	52,549	55,895	47,139	57,796

(1) Each American Depository Share represents ten ordinary shares.

Parthus Technologies Plc
Consolidated Balance Sheets - US GAAP

	31 December 2001 Unaudited US$'000	31 December 2000 Audited US$'000
Assets		
Current assets		
Cash and cash equivalents	121,503	159,865
Short term investments	1,800	-
Accounts receivable	3,541	3,245
Government grants receivable	-	904
Prepayments & other current assets	3,365	2,851
Inventory	797	1,250
Total current assets	131,006	168,115
Property, plant & equipment, net	7,691	4,891
Goodwill	62,691	-
Intangible assets	4,432	6,240
Total assets	205,820	179,246
Liabilities & shareholders' equity		
Current liabilities		
Accounts payable	5,672	3,802
Accrued liabilities	11,178	9,438
Deferred income	4,759	5,680
Taxes payable	2,124	1,809
Total current liabilities	23,733	20,729
Minority interests	-	1,001
Shareholders' equity		
Ordinary shares	205	191
Additional paid in capital	239,138	177,657
Deferred stock compensation	(5,052)	(4,147)
Accumulated other comprehensive income	(3,065)	(1,705)
Retained earnings	(49,139)	(14,480)
Total shareholders' equity	182,087	157,516
Total liabilities & shareholders' equity	205,820	179,246

Parthus Technologies Plc
Consolidated Cashflow Statement - US GAAP

	Year Ended Dec 31 2001 Unaudited US$'000	Year Ended Dec 31 2000 Audited US$'000
Cash flows from operating activities		
Net loss	(34,659)	(16,043)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities		
Loss on disposal of fixed assets	1	1
Depreciation	2,668	1,944
Amortization of goodwill & intangible assets	9,195	1,081
In process research and development charge	10,895	-
Undistributed earnings of minority interest	100	204
Unrealised foreign exchange gains	(556)	(341)
Non-cash stock compensation expense	1,806	5,540
Changes in assets & liabilities		
Increase in accounts receivable	(472)	(249)
Decrease/(increase) in prepayments & other current assets	455	(2,575)
Decrease in related party receivables	-	400
Decrease/(increase) in inventory	425	(288)
Increase in accrued liabilities	838	5,563
(Decrease)/Increase in deferred revenue	(946)	3,940
Increase (decrease) in taxes payable	404	1,232
Increase in accounts payable	1,930	2,456
Net cash (used in)/ provided by operating activities	(7,916)	2,865
Cash flows from investing activities		
Purchase of fixed assets	(5,538)	(3,428)
Purchase of businesses and intangible asset	(25,108)	(7,453)
Sales of fixed assets	-	1
Purchase of short term investments	(1,800)	-
Cash acquired with subsidiary undertaking	1,061	-
Net cash used in investing activities	(31,385)	(10,880)
Cash flows from financing activities		
Proceeds from issuance of share capital	2,209	172,424
Share issuance costs	(762)	(12,535)
Redemption of shares	-	(1,623)
Proceeds from bank overdraft	-	(84)
Preference dividends paid	-	(15)
Net cash provided by finance activities	1,447	158,167
Effect of exchange rate movements on cash	(508)	(601)
Net (decrease)/increase in cash	(38,362)	149,551
Cash and cash equivalents at beginning of year	159,865	10,314
Cash and cash equivalents at end of year	121,503	159,865

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARTHUS TECHNOLOGIES PLC

Dated: February 1, 2002

By: /s/ ELAINE COUGHLAN
Elaine Coughlan
Chief Financial Officer